March 9, 2020

Buck Jordan
Chief Executive Officer
Miso Robotics, Inc.
561 East Green Street
Pasadena, CA 91101

       Re: Miso Robotics, Inc.
           Amendment No. 2 to Offering Statement on Form 1-A
           Filed February 26, 2020
           File No. 024-11112

Dear Mr. Jordan:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 13, 2020 letter.

Amendment No. 2 to Offering Statement on Form 1-A

General , page 1

1. We have reviewed your response to prior comment 2. Please identify the shares that are deemed committed. Please clarify how you determined the pre-money valuation since that amount is not based upon the financial results of your company. Further, tell us how your valuation takes into account the risk factors listed on your page
7.
Dilution , page 9

2. Please update your dilution table to be based on the most recent balance sheet date available instead of as of December 31, 2018. In addition, the net tangible book value should not include the potential proceeds from the exercise of warrants and options.
 Buck Jordan
Miso Robotics, Inc.
March 9, 2020
Page 2
      Explain why you believe including these proceeds in this dilution table, rather than in a footnote, is proper since exercise of these warrants and options is not certain to occur. If included in this table, consider disclosing the dilution with and without the exercise of these instruments in separate line items.
Security Ownership of Management and Certain Security Holders, page 19

3. We note that you have revised the beneficial ownership table to add a number of greater than 10% holders of your common stock, Series A preferred stock and Series B preferred stock. For each such holder, please ensure that you identify all persons, both natural persons and entities, who have or share beneficial ownership over the securities.
      Additionally, in light of your multiple types of voting stock, please consider including a
      "total voting power" column that discloses each holder's total voting power. Lastly, we note that Buck Jordan, your CEO, is also the controlling person of Future VC SPV, LLC, a 51.34% holder of your Series A preferred stock. As a result, it would appear that these shares should also be included in Mr. Jodan's beneficial ownership calculation.
       You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                             Sincerely,
FirstName LastNameBuck Jordan
                                                             Division of
Corporation Finance
Comapany NameMiso Robotics, Inc.
                                                             Office of
Technology
March 9, 2020 Page 2
cc:       Andrew Stephenson, Esq.
FirstName LastName